August 3, 2005


By facsimile to (518) 487-7777 and U.S. Mail


Mr. Benjamin A. Shepherd
Vice President - Finance and Chief Financial Officer, Vice
President
- Corporate Development, and Secretary
Lincoln Logs Ltd.
5 Riverside Drive
Chestertown, NY 12817

RE:	Lincoln Logs Ltd.
	Preliminary Proxy Statement on Schedule 14A
	Amendment 2 to Transaction Statement on Schedule 13E-3
	Filed July 21, 2005
	File Nos. 0-12172 and 5-37488

Dear Mr. Shepherd:

	We reviewed the filings and have the comments below.

Proxy Information, page 2

1. Revise the phrase "or, if not directed, in accordance with the best judgment of the persons named in the enclosed proxy" to conform to the disclosure in the last sentence under 3 in the form of proxy.

Information regarding the Company and Certain Transactions, page
34

2. By footnote or in some other manner, explain briefly why data for the year ended January 31, 2005 presented in the tables on pages
35-
38 differ from data presented under "History 2005" in exhibits to appendix C.

3. Disclose as an appendix cross-referenced in this section or otherwise the material business and financial assumptions made in the preparation of the 2006 projected financial statements.

Form of Proxy

4. Under 3, clarify that Lincoln Logs will comply with the discretionary authority requirements specified in Rule 14a-4(c) of Regulation 14A under the Exchange Act in acting upon other matters as may properly come before the meeting or any adjournment.

Closing

	File a revised Pre14A and an amendment to the 13E-3 in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested.
If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since the filing persons, including Lincoln
Logs
and its management and Mr. Shepherd, are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Mr. Shepherd acknowledging that:

* Mr. Shepherd is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Mr. Shepherd may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that each filing person provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Leslie M. Apple, Esq.
	Patricia A. Franchini, Esq.
	Whiteman Osterman & Hanna LLP
	1 Commerce Plaza
	Albany, NY 12260



Mr. Benjamin A. Shepherd
August 3, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE